UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  January 9, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: January 9, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: January 9, 2012
12-2-TR

Teck to Acquire SilverBirch Energy

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE:  TECK) (“Teck”) and SilverBirch Energy Corporation (“Silverbirch”) (TSX-V:SBE) announced today that they have entered into an agreement for Teck to acquire SilverBirch by way of a plan of arrangement under the Canada Business Corporations Act.  Under the arrangement, SilverBirch shareholders will receive CAD $8.50 in cash and one share of a new company, SilverWillow Energy Corporation (“SilverWillow”), per SilverBirch common share.  SilverWillow will hold substantially all of the assets of SilverBirch other than SilverBirch’s 50% interest in the Frontier and Equinox oil sands project.  In connection with the arrangement, Teck will contribute to SilverWillow CAD $25 million in working capital and its 50% interest in several oil sands leases that are currently jointly owned with SilverBirch.  As a result, SilverWillow is expected to begin operations with approximately CAD $25 million in net working capital.

The cash portion of the consideration to SilverBirch shareholders represents a premium of approximately 31% to the 20 day volume weighted average price of SilverBirch common shares on the TSX Venture Exchange.  In addition, SilverBirch shareholders will retain their exposure to SilverBirch’s in situ assets through their retained interest in SilverWillow.

“For a net cash outlay of $435 million, this transaction strengthens the Frontier project,” said Don Lindsay, Teck President and Chief Executive Officer. “The Frontier ownership structure is simplified, our exposure to oil sands leases not amenable to mining is reduced, and Teck now has the opportunity to explore new potential partnerships and other alternatives to move Frontier towards development.”

Howard Lutley, President and Chief Executive Officer of SilverBirch commented, ”We believe this transaction provides excellent value to the SilverBirch shareholders and that this is the appropriate time for us to exit the Frontier project.  SilverWillow will be able to focus its attention on the very promising, existing 100% owned, Audet in situ oil sands prospect while gaining 100% control over the Birch Mountains leases and other lands that have significant oil sands exploration potential”.

Teck and SilverBirch have entered into an agreement providing for, among other things, a non-solicitation covenant on the part of SilverBirch, subject to customary “fiduciary out” provisions that entitle SilverBirch to consider and accept a superior proposal, a right in favor of Teck to match any superior proposal and the payment to Teck of a termination payment of $20 million in certain circumstances.  Holders of 39% of outstanding SilverBirch shares have agreed to vote in favor of the transaction.  In addition, Teck owns approximately 9.4% of the outstanding SilverBirch shares.

The board of directors of SilverBirch has unanimously approved the transaction, after consultation with its financial and legal advisors, and has determined unanimously that the transaction is fair to SilverBirch’s shareholders and is in the best interests of SilverBirch and SilverBirch’s shareholders.  The SilverBirch board unanimously recommends that SilverBirch shareholders vote in favor of the arrangement.  SilverBirch’s Financial Advisors, RBC Dominion Securities and TD Securities Inc., have each provided an opinion that the consideration offered in the transaction is fair, from a financial point of view, to SilverBirch shareholders, other than Teck.  Blake Cassels & Graydon LLP and Torys LLP are acting as legal counsel to SilverBirch.  Stikeman Elliott LLP is acting as legal counsel to Teck.

Completion of the transaction is subject to receipt of the necessary regulatory approvals and approval by SilverBirch shareholders, as well as other customary conditions. Full details of the transaction will be included in an information circular to be mailed to SilverBirch shareholders in accordance with applicable securities laws.  The transaction is expected to close on or before April 16, 2012.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  Further information about Teck can be found at:  www.teck.com.

About SilverBirch
SilverBirch Energy Corporation is a pre-production oil sands company headquartered in Calgary, Alberta, Canada.  SilverBirch has a portfolio of mining and in situ oil sands properties, including 50% ownership of the Frontier and Equinox Projects.  To learn more, please visit www.silverbirchenergy.com.

About the Frontier Project
The Frontier project, which includes Equinox (Lease 14), is a proposed truck-and-shovel oil sands mining project located in north-eastern Alberta on the west side of the Athabasca River.

On November 25, 2011, a regulatory application was filed with the Alberta Energy Resources Conservation Board, Alberta Environment and the Canadian Environmental Assessment Agency. Subject to permitting, development is expected to take place in phases, with eventual production of more than 277,000 barrels of partially deasphalted bitumen per day. A total of 2.8 billion barrels are expected to be produced over the anticipated 30 year life of the project. The Frontier project will make use of the best practices for sustainable and responsible development, including technology for faster treatment of tailings, barrier walls to control seepage, off-stream water storage capacity so that water will not be required to be drawn from the Athabasca River during low-flow periods, and a plan for full reclamation of the project site.

About SilverWillow
Subject to completion of the Plan of Arrangement, SilverWillow Energy Corporation will be a Calgary, Alberta based pre-production oil sands company with a portfolio of exploration leases in Canada’s Athabasca oil sands.  This includes the 100% owned Audet lands which have 1.69 billion barrels of discovered bitumen initially-in-place as determined by an independent assessment prepared by Sproule Unconventional Ltd (the “Audet Report”).

The Audet Report, effective September 30, 2011, is based on the results from the 2011 drilling program conducted by SilverBirch, and was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook as published by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Petroleum Society of Canada. The Audet lands, which comprise the two oil sands leases 418 and 271, are located 110 kilometres north-east of Fort McMurray, and approximately 40 kilometres north of Cenovus Energy Inc.’s proposed Telephone Lake project. Thirty-four core holes were drilled in the area during the first quarter of 2011 to evaluate the reservoir quality and bitumen characteristics, to define the extent of the bitumen resource and to provide an initial indication of the cap rock integrity for assessment of potential recovery processes. In addition, SilverBirch has engaged an independent engineering consulting company to conduct a preliminary assessment of the cap rock integrity within the Audet lands.  SilverBirch has also commenced operations on its 2012 Audet winter field program, which is expected to comprise further resource delineation drilling; additional cap rock evaluation, including mini-frac tests; hydrogeological investigations and a 2D seismic acquisition program.

Full details respecting the resources assessments associated with the Audet Lands is provided in SilverBirch's October 13, 2011 news release filed under SilverBirch's profile on SEDAR at www.sedar.com.

For further information, please contact:

Teck Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

Teck Media Contact:
Marcia Smith
Senior Vice President, Sustainability and External Affairs
Tel. 604.699.4616
marcia.smith@teck.com

SilverBirch Investor Contact:
Howard Lutley
SilverBirch Energy Corporation
Tel. 403.538.7004
mail@silverbirchenergy.com

SilverBirch Media Inquiries:
Karissa Boley
NATIONAL Public Relations
Tel. 403.531.0331 ext. 486
kboley@national.ca

Forward Looking Information Advisory
This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate” , “potential” and other similar words, or statements that certain events or conditions “may” or “will” occur.  The forward-looking information in this news release relates, but is not limited to, statements with respect to the arrangement and timing of the completion of the arrangement, expectations respecting the net working capital of  SilverWillow on the commencement of its operations, expectations respecting Audet in-situ oil sands prospects, the exploration potential of the Birch Mountains leases and other lands to be transferred to SilverWillow, development plans and expectations and production estimates for the Frontier project, life of the Frontier project and expectations and planning for the proposed 2012 winter field program on the Audet lands.  Information relating to “resources” is forward-looking information, as it involves the implied assessment, based on estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking information set out in this news release, is based on certain expectations and assumptions regarding, among other things, the terms of the arrangement agreement and the plan of arrangement, receipt of necessary approvals, the geography of the areas in which Teck and SilverBirch are conducting exploration and development activities, the sufficiency of budgeted capital expenditures in carrying out planned activities, the accuracy of testing results and seismic data, the accuracy of resource estimates and the general continuance of current or, where applicable, assumed operational, regulatory and industry conditions. In general, estimates of bitumen are based upon a number of factors and assumptions made as of the date on which the resource estimates were determined, such as geological and engineering estimates, which have inherent uncertainties.  These expectations and assumptions are based on certain factors and events that are not within the control of Teck, SilverBirch or SilverWillow and there is no assurance they will prove to be correct.

Forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied in such forward-looking information.  Such risks, uncertainties and factors include, among others, the arrangement is subject to the satisfaction of customary closing conditions, the approval of the SilverBirch shareholders and the approval of the Court,  the arrangement may not be completed in the manner or on the timelines currently contemplated, or at all, the development of the Frontier project may not occur in the manner currently contemplated and the results of such development may not be as currently anticipated, risks relating to the early stage of development of the Audet assets and the general risks associated with exploring for, developing and producing bitumen. For reasons currently unforeseen, the proposed 2012 winter field program on the Audet lands may not occur in the manner or on the timelines currently anticipated or at all. In addition, there are numerous uncertainties inherent in estimating bitumen, including many factors beyond the control of Teck, SilverBirch and SilverWillow. There is no certainty that it will be commercially viable to produce any portion of the resources attributed to the Audet lands. Additional risks relating to the business and operations of Teck and SilverBirch are set forth in each company’s continuous disclosure documents filed under their respective profiles on SEDAR at www.sedar.com.

Teck and SilverBirch undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law.  The reader is cautioned not to place undue reliance on forward looking information.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.